Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2060

Houston, Texas 77002

November 5, 2013

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crestwood Midstream Partners LP, Crestwood Midstream Finance Corp. and the co-registrants (the “Registrants”)
Registration Statement on Form S-4 (as amended)
File No. 333-190997

Dear Ms. Ransom:

On behalf of the Registrants, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 2:00 p.m., Washington, D.C. time, on November 6, 2013, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR.

Very truly yours,

CRESTWOOD MIDSTREAM PARTNERS LP

By:	Crestwood Midstream GP LLC, its general partner

By:	/s/ Michael J. Campbell
Michael J. Campbell
Senior Vice President and
Chief Financial Officer

COWTOWN GAS PROCESSING PARTNERS L.P. COWTOWN PIPELINE PARTNERS L.P.

By:	CRESTWOOD GAS SERVICES OPERATING GP LLC, its general partner

By:	CRESTWOOD GAS SERVICES OPERATING LLC, its sole member

By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member

By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD GAS SERVICES OPERATING GP LLC

By:	CRESTWOOD GAS SERVICES OPERATING LLC, its sole member

By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member

By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD GAS SERVICES OPERATING LLC

CRESTWOOD NEW MEXICO PIPELINE LLC

CRESTWOOD PIPELINE LLC

CRESTWOOD SABINE PIPELINE LLC

CRESTWOOD APPALACHIA PIPELINE LLC

CRESTWOOD MARCELLUS PIPELINE LLC

CRESTWOOD OHIO MIDSTREAM
PIPELINE LLC

By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member

By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD PANHANDLE PIPELINE LLC CRESTWOOD ARKANSAS PIPELINE LLC

By:	CRESTWOOD PIPELINE LLC, its sole member

By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member

By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

SABINE TREATING, LLC

By:	CRESTWOOD SABINE PIPELINE LLC, its sole member

By:	CRESTWOOD MIDSTREAM PARTNERS LP, its sole member

By:	CRESTWOOD MIDSTREAM GP LLC, its general partner

CRESTWOOD MARCELLUS MIDSTREAM LLC

By:	CRESTWOOD MARCELLUS PIPELINE LLC, its member

By:	CRESTWOOD MARCELLUS HOLDINGS LLC, its member

E. MARCELLUS ASSET COMPANY, LLC

By:	CRESTWOOD MARCELLUS MIDSTREAM LLC, its sole member

CRESTWOOD MIDSTREAM FINANCE CORP.
INERGY STORAGE, INC.

ARLINGTON STORAGE COMPANY, LLC

CENTRAL NEW YORK OIL AND GAS

COMPANY, L.L.C.

FINGER LAKES LPG STORAGE, LLC

INERGY GAS MARKETING, LLC

INERGY PIPELINE EAST, LLC

US SALT, LLC

INERGY CRUDE LOGISTICS, LLC

INERGY TERMINALS, LLC

INERGY DAKOTA PIPELINE, LLC

INERGY MIDSTREAM OPERATIONS, LLC

By:	/s/ Michael J. Campbell
Michael J. Campbell
Senior Vice President and Chief Financial Officer

Signature Page to Acceleration Request